

Mail Stop 7010

April 22, 2008

<u>Via U.S. mail and facsimile</u>

Mr. Jerry L. Peters
Chief Financial Officer
Green Plains Renewable Energy, Inc.
105 North 31st Ave., Suite 103
Omaha, Nebraska 68131

      RE: Form 10-K for the year ended November 30, 2007
               Form 10-Q for the quarter ended February 29, 2008
                   File No. 1-32924

Dear Mr. Peters:

      We have reviewed your response letter dated April 11, 2008 and have the following additional comments. If you disagree with our comment, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

<u>FORM 10-K FOR THE YEAR ENDED NOVEMBER 30, 2007</u>

<u>General</u>

1. Where a comment below requests additional disclosures or other revisions to be made, please show us in your supplemental response what the revisions will look like. These revisions should be included in your future filings.

FORM 10-Q FOR THE QUARTER ENDED FEBRUARY 29, 2008

Note 1. Basis of Presentation

Revenue Recognition, page 8

2. We note your response to prior comment 7. You disclose that shipping costs are incurred by third-party brokers and factored into their net sales price rather than being charged back to you. However, your response indicates that your contract with CHS Inc. requires you to bear all freight costs incurred by the buyer in delivering the product to its customer. Please revise your disclosure as necessary to clarify which party is responsible for shipping costs.

Item 4. Controls and Procedures, page 26

3. In your Form 10-K for the year ended November 30, 2007, you concluded that your disclosure controls and procedures were not effective because of the material weakness in internal controls over financial reporting identified. In your Form 10-Q for the quarter ended February 29, 2008, you disclose that you had not tested your controls over revenue recognition cutoffs during fiscal 2008 and accordingly had not determined that the material weakness had been fully remediated.   In light of this, please disclose how you were able to conclude that your disclosure controls and procedures were effective.

*   *   *   *

Please respond to these comments within 10 business days, or tell us when you will provide us with a response. Please provide us with a supplemental response letter that keys your responses to our comments and provides any requested supplemental information. Detailed letters greatly facilitate our review. Please file your supplemental response on EDGAR as a correspondence file. Please understand that we may have additional comments after reviewing your responses to our comments.

If you have any questions regarding these comments, please direct them to Nudrat Salik, Staff Accountant, at (202) 551-3692 or, in her absence, to the undersigned at (202) 551-3769.

Sincerely,

Rufus Decker
Accounting Branch Chief